SO 3/4/02



CJ 2/28

SEC 02006405 OMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 44874

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CBI International Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.



FEB 26 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 NW Loop 410, Suite 617
(No. and Street)

San Antonio (City) Texas (State) 78213 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name)*

2300 Honey Locust Drive (Address) **Irving** (City) **Texas** (State) **75063** (Zip Code)

CHECK ONE:
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

3/11/02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. DeChavez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **CBI International Securities, Inc.**, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Controller

Title

Notary Public



ANNA DE LOS SANTOS
MY COMMISSION EXPIRES
March 7, 2004

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CBI INTERNATIONAL SECURITIES, INC.

FINANCIAL REPORT

DECEMBER 31, 2001

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
CBI International Securities, Inc.

We have audited the accompanying statement of financial condition of CBI International Securities, Inc. (a wholly-owned subsidiary of CBI Casa de Bolsa, S.A. de C.V.) as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBI International Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Irving, Texas
January 23, 2002

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

CBI INTERNATIONAL SECURITIES, INC.
Statement of Financial Condition
December 31, 2001

ASSETS	
Cash	$ 158,938
Restricted cash	36,704
Receivable from clearing broker/dealer	41,070
Clearing deposit	5,000
Prepaid expenses	14,007
Equipment, net of accumulated depreciation of $11,228	3,465
Deposit	1,353
TOTAL ASSETS	$ 260,537
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 27,582
Stockholder's Equity	
Common stock, 1,000 shares authorized, issued, and outstanding, $.01 par value	10
Additional paid-in capital	1,249,398
Accumulated deficit	(1,016,453)
TOTAL STOCKHOLDER'S EQUITY	232,955
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 260,537

See notes to financial statements.

CBI INTERNATIONAL SECURITIES, INC.
Statement of Income
Year Ended December 31, 2001

Revenue	
Securities commissions	$ 89,037
Trading profits	736,888
TOTAL REVENUE	825,925
Expenses	
Compensation and related costs	444,148
Clearing and other charges	188,542
Communications	38,289
Occupancy and equipment costs	30,471
Regulatory fees and expenses	5,492
Professional fees	21,509
Other expenses	10,108
TOTAL EXPENSES	738,559
NET INCOME	$ 87,366

See notes to financial statements.

CBI INTERNATIONAL SECURITIES, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

	Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balances at December 31, 2000	1,000	$ 10	$ 1,249,398	$ (1,103,819)	$ 145,589
Net income	-	-	-	87,366	87,366
Balances at December 31, 2001	1,000	$ 10	$ 1,249,398	$ (1,016,453)	$ 232,955

See notes to financial statements.

CBI INTERNATIONAL SECURITIES, INC.
Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 87,366
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,526
Changes in assets and liabilities	
Increase in receivable from clearing broker/dealer	(26,489)
Decrease in clearing deposit	20,000
Decrease in prepaid expenses	6,796
Increase in accounts payable and accrued expenses	14,235
Net cash provided by operating activities	104,434
Net change in cash and restricted cash	104,434
Cash and restricted cash at beginning of year	91,208
Cash and restricted cash at end of year	$ 195,642

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:	
Interest	$ 6
Income taxes	$ -

See notes to financial statements.

CBI INTERNATIONAL SECURITIES, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

CBI International Securities, Inc. (Company) was organized in January 1992 as a Delaware corporation. The Company is wholly-owned by CBI Casa de Bolsa, S.A. de C.V. (Parent), a registered Mexican broker. The Company is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's customers are primarily individuals and institutions located throughout Mexico.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

Restricted cash consists of cash held at a Texas bank that has been frozen pursuant to a court order issued in August 1999 (See Note 6).

Equipment

Equipment is carried at cost less accumulated depreciation. Depreciation is calculated using accelerated methods over estimated lives of five to seven years.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Security Transactions

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $5,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $172,426 and $5,000, respectively. The Company's net capital ratio was .16 to 1.

Note 4 - Income Taxes

The Company files its income tax return on the cash basis method of accounting and under this method had taxable income for the year ended December 31, 2001; however, the entire amount was offset by a net operating loss carryforward; therefore, there is no current provision for federal income taxes. The Company has a net operating loss carryforward remaining of approximately $950,000 available to offset future taxable income which begins expiring in 2008.

The net operating loss carryforward creates a deferred tax asset of approximately $326,000, however, the entire amount has been offset by a valuation allowance; therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 5 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Cash held at a Texas bank exceeded the federally insured limit by $11,886 at December 31, 2001, however, this at risk amount is subject to significant fluctuations on a daily basis throughout the year.

Note 6 - Contingencies

Restricted Cash

The Company's cash in a checking account held at a Texas bank was frozen pursuant to the banks interpretation of a court order issued on August 4, 1999 in the case of the Securities and Exchange Commission v. Inverworld, Inc. et al.

The Company, after consultation with legal counsel, believes that legal steps could be taken to unfreeze the account; and these steps are currently underway.

Schedule I

CBI INTERNATIONAL SECURITIES, INC.
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2001

Total stockholder's equity qualified for net capital	$ 232,955
Other deduction	
Excess fidelity bond deductible	5,000
Total Capital	227,955
Deductions and/or charges	
Non-allowable assets:	
Restricted cash	36,704
Prepaid expenses	14,007
Equipment, net	3,465
Deposit	1,353
Total deductions and/or charges	55,529
Net Capital	$ 172,426
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 27,582
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 167,426
Ratio of aggregate indebtedness to net capital	.16 to 1

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2001 as filed by CBI International Secur on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL**

Board of Directors
CBI International Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of CBI International Securities, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

2300 Honey Locust Drive Irving, TX 75063 (214) 358-5150 Fax (214) 358-0222

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Irving, Texas
January 23, 2002